Exhibit(a)(2)(A)

August 12, 2008

Dear Shareholder:

We are pleased to inform you that on August 5, 2008, BUCA, Inc., a Minnesota corporation (the “Company”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), with Planet Hollywood International, Inc., a Delaware corporation (“Planet Hollywood”), and BUCA Financing, LLC, a Florida limited liability company and an indirect wholly-owned subsidiary of Planet Hollywood (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase dated August 12, 2008 and related materials enclosed with this letter, Purchaser today is commencing a cash tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock of the Company (the “Shares”), at a purchase price of $0.45 per Share, net to the holder in cash (subject to applicable withholding tax), without interest. Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 9, 2008.

The Offer is conditioned upon, among other things, a majority of the Company’s outstanding Shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer. If successful, the Offer will be followed by the merger of Purchaser with and into the Company, with the Company being the surviving corporation and becoming a wholly-owned indirect subsidiary of Planet Hollywood. In the merger, Shares not purchased in the Offer (other than Shares owned by Planet Hollywood and Purchaser, Shares owned by any subsidiary of Planet Hollywood, Purchaser or the Company, and Shares held by shareholders who are entitled to and who have properly demanded appraisal of such Shares under Minnesota law) will be converted into the right to receive the same $0.45 per Share, net to the holder in cash (subject to applicable withholding tax), without interest, paid in the Offer.

After careful deliberation by the Company’s board of directors, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, and careful consideration of a number of factors that are described in the enclosed Schedule 14D-9, the Company’s board of directors, among other things, unanimously approved the Merger Agreement, the Offer and the merger and determined that the Merger Agreement and the transactions contemplated by it, including the Offer and the merger, are advisable and in the best interests of the Company’s shareholders. Accordingly, the Company’s board of directors unanimously recommends that you accept the Offer, tender your Shares pursuant to the Offer and approve and adopt the Merger Agreement.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Sincerely,

John T. Bettin
President and Chief Executive Officer